Exhibit 99.1

Notice

On Thursday, December 23, 2010, D. Medical Industries Ltd. (the "Company") issued a total of 151,913 ordinary shares, par value NIS 0.32 per share, to shareholders of Nilimedix Ltd., the Company's subsidiary ("Nilimedix"), in exchange for their shares in Nilimedix. Pursuant to the Company's 2005 initial investment agreement in Nilimedix and various subsequent resolutions of the Company, these shareholders were granted a right to convert their shares of Nilimedix into shares of the Company at a ratio of one Nilimedix share to 2.5 of the Company's ordinary shares. All shareholders of Nilimedix who were entitled to convert their shares into shares of the Company, have now consummated their right to do so.

Consequently, the Company holds a 100% of the issued and outstanding share capital of Nilimedix, and the Company's issued and outstanding share capital has increased to 7,777,436 ordinary shares, par value NIS 0.32 per shares.

All current option holders of Nilimedix have also agreed to convert their options to purchase shares of Nilimedix into options to purchase shares of the Company at the ratio of one Nilimedix option to 2.5 options of the Company; and the Company expects to issue to these option holders in the near future, in lieu of their options to purchase shares of Nilimedix, a total of 13,920 options to purchase 13,920 ordinary shares of the Company, par value NIS 0.32 per share, under the Company's 2005 option plan and in accordance with the vesting schedule and exercise price of their Nilimedix options.